CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release March 10, 2003 15:00

UPM-Kymmene’s profit and shareholders’ equity in accordance with U.S. GAAP

The Group’s consolidated financial statements as prepared in accordance with accounting principles generally accepted in the

United States (“U.S. GAAP”) differ in certain material respects from Finnish accounting practice (“Finnish GAAP”).

The Group’s profit in 2002, in accordance with Finnish GAAP amounted to EUR 550 million (2001: EUR 955 million) and in accordance with U.S. GAAP to EUR 628 million (EUR 880 million). In accordance with Finnish GAAP, basic earnings per share in 2002 were EUR 2.12 (2001: EUR 3.85) and in accordance with U.S. GAAP EUR 2.42 (2001: EUR 3.55).

In accordance with Finnish GAAP, the shareholders’ equity as at December 31, 2002 amounted to EUR 6,920 million (2001: EUR 6,810 million) and in accordance with U.S. GAAP to EUR 7,328 million (EUR 7,493 million).

The Group’s profit and shareholders’ equity in accordance with Finnish GAAP and U.S. GAAP are reconciled in the following tables

	Year ended December 31,
Reconciliation of profit, MEUR	2002	2001
	-Unaudited-
Profit in accordance with Finnish GAAP	550	955
Business combination	(75)	(60)
Reversal of goodwill amortization	124
Sale-leaseback transaction	(2)	(2)
Capitalization of interest	(15)	(6)
Employee benefits	(4)	1
Derivative financial instruments	37	(15)
Share warrants	8	(5)
Restructuring costs	6	10
Other	6	14
Deferred taxes	7	6
Deferred tax effect of U.S. GAAP adjustments	(14)	1
Net income before cumulative adjustment due	628	899
to change in accounting principles
Cumulative adjustment related to SFAS 133		(19)
adoption, net of taxes
Net income in accordance with U.S. GAAP	628	880
Earnings per share, EUR
Basic earnings per share accordance to	2.12	3.85
Finnish GAAP
Diluted earnings per share accordance to	2.10	3.81
Finnish GAAP
Basic earnings per share accordance to U.S.	2.42	3.55
GAAP
Diluted earnings per share accordance to U.S.	2.40	3.51
GAAP
Basic weighted average number of shares	259,468	247,892
(thousands)
Diluted weighted average number of shares	262,891	251,992
(thousands)

	As of December 31,
Reconciliation of shareholders’ equity, MEUR	2002	2001
	-Unaudited-
Shareholders’ equity in accordance with	6,920	6,810
Finnish GAAP
Business combinations	1,096	1,301
Reversal of goodwill amortization	124	—
Revaluations	(745)	(737)
Sale-leaseback transactions	(219)	(217)
Capitalization of interest	99	114
Other shares and holdings	181	478
Employee benefits	(257)	(189)
Derivative financial instruments	14	(23)
Treasury shares	—	(38)
Restructuring costs	16	10
Other	18	8
Deferred taxes	(187)	(194)
Deferred tax effect of U.S. GAAP adjustments	268	170
Shareholders’ equity in accordance with U.S.	7,328	7,493
GAAP

Business combinations

Certain significant business combinations accounted for by the pooling of interests method under Finnish GAAP were required to be accounted for by the purchase method under U.S. GAAP. The more restrictive conditions for pooling of interests accounting under U.S. GAAP which impacted the accounting treatment for such business combinations included post-combination asset disposals, the independence of the combining companies and pre-combination changes in equity interests.

The adjustment from Finnish GAAP to U.S. GAAP also relates to differences in (i) the valuation of purchase price consideration and (ii) the methods of purchase price allocation.

Reversal of goodwill amortization

The U.S. GAAP adjustment reverses the amortization expense recorded under Finnish GAAP and also the related movement in accumulated amortization under Finnish GAAP during the period subsequent to the adoption of SFAS 141 and SFAS 142.

Under U.S. GAAP, the Company ceased recording goodwill amortization effective January 1, 2002. The following table shows net income under U.S. GAAP for the year ended December 31, 2002 and pro forma net income for the years ended December 31, 2001 and 2000 exclusive of goodwill amortization:

	For the Year Ended December 31,
(EUR in millions except for	2002	2001	2000
earnings-per-share amounts)
Reported net income	628	880	1,367
Add back: Goodwill amortization	0	73	40
Adjusted net income	628	953	1,407

Basic earnings per share:
Reported net income	2.42	3.55	5.32
Goodwill amortization	0.00	0.29	0.16
Adjusted net income	2.42	3.84	5.48

Diluted earnings per share:
Reported net income	2.40	3.51	5.25
Goodwill amortization	0.00	0.29	0.15
Adjusted net income	2.40	3.80	5.40

Adoption of SFAS 141 and SFAS 142. Impairment of goodwill.

For U.S. GAAP purposes in 2002 the Group fully adopted the provisions of Statement of Financial Accounting Standard 141 Business Combinations (SFAS 141) and Statement of Financial Accounting Standard 142 Goodwill and Other Intangible Assets (SFAS 142). Accordingly, the Group has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in SFAS 141. The Company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these assets over their remaining useful lives.

As of January 1, 2002, the Group performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Company also completed the annual impairment test required by SFAS 142 during the fourth quarter of 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows and determined that no impairment was required.

Revaluations

As permitted under Finnish GAAP, revaluations are possible under certain circumstances. U.S. GAAP generally does not allow such revaluations except in certain respects involving business combinations.

Sale-leaseback transactions

Under Finnish GAAP, certain significant transactions have been accounted for under the sale-leaseback method whereby a sale is recorded, the asset is removed from the balance sheet, the gain or loss is recognized in the profit and loss account, and the leaseback is accounted for as an operating lease. Due to the Group’s continuing involvement with such assets, certain of these sale-leaseback transactions are classified as financing arrangements under U.S. GAAP whereby the assets continue to be accounted for in accordance with the Group’s normal accounting policies and rental payments are applied to the principal of the related liability and interest expense.

Capitalization of interest

Under Finnish GAAP, the Group generally expenses interest costs incurred in connection with the construction of qualifying assets.

U.S. GAAP requires that such interest costs be capitalized and amortized over the life of the assets.

Other shares and holdings

Under Finnish GAAP, marketable investments are recorded at cost and are classified in investments held as non-current assets. Unrealised gains are generally not recognized until realized. Under U.S. GAAP, such investments with readily determinable market values are classified as available-for-sale securities as a separate balance sheet line item within non-current assets. Such investments are reported at fair value, with unrealised gains and losses excluded from earnings and reported, net of applicable taxes, as a separate component of shareholders’ equity.

Employee benefits

The Group operates a mixture of pension schemes. Both in Finland and abroad, pensions are arranged in part through pension insurance companies, in part through the Group’s own pension funds and partly directly by the Group. For purposes of Finnish GAAP, pension expense is recorded in accordance with local accounting practices in the countries in which employees are provided with such benefits. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statement over the working lives of the employees provided with such benefits.

Derivative financial instruments

Under Finnish GAAP, the Group records currency and commodity derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid. Currency derivatives related to balance sheet items are marked to market. Payments on interest rate derivatives are recorded in the profit and loss account together with interest payments on related debts according to the accrual method. Under U.S. GAAP all derivatives are recognized on the balance sheet at their fair value. Except for certain interest rate derivatives, the Group has not designated any of its derivative instruments as qualifying hedge instruments under U.S. GAAP. Accordingly, changes in fair values of these instruments have been recorded in the profit and loss account. Under U.S. GAAP the Group has designated certain interest rate swaps as hedges of the fair value of recognized liabilities. Changes in the fair value of these derivatives along with changes in the fair value of the hedged liabilities that are attributable to the hedged risk are recorded in the profit and loss account.

Share warrants

Under Finnish GAAP, the Group does not recognise compensation expense for share warrants granted. Under U.S. GAAP, compensation expense associated with warrants granted to employees, is measured based on the difference between the quoted market price of the Company’s shares at the end of each reporting period and the current exercise price of each warrant. Changes in the quoted market price impact the compensation expense recognized until the final exercise price is known.

Treasury shares

Under Finnish GAAP, the Group records treasury shares as non-current assets. Under U.S. GAAP, those shares are recorded as a reduction from shareholders’ equity. The Group did not hold any treasury shares as of December 31, 2002.

Restructuring costs

Under Finnish GAAP, the estimated costs of employee termination are accrued when the restructuring plan is adopted. Under U.S. GAAP, these costs are recorded in the period the benefits are communicated to the employees among other conditions. Accordingly, certain accruals have been reversed for U.S. GAAP purposes.

Deferred taxes

Under Finnish GAAP, deferred taxes have not been provided on unremitted earnings of associated companies and certain purchase accounting differences. Under U.S. GAAP, deferred tax assets and liabilities are recognized for all differences between the accounting and tax basis of assets and liabilities other than non- deductible goodwill arising on the purchase of shares.

Cumulative change in accounting principles

Under U.S. GAAP, on January 1, 2001 the Group adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137 and SFAS 138. Accordingly, all derivatives have been recorded at fair value in the Group’s balance sheet. The difference between certain derivatives’ previous carrying amount and their fair values has been reported as a transition adjustment. The Group has also recognized offsetting gains and losses on hedged liabilities by adjusting their carrying amounts at that date. Certain deferred amounts on derivative instruments that were previously reported independently as assets in the Group’s balance sheet at the date of initial application have been derecognized and reported as part of the transition in the profit and loss account.

UPM-Kymmene Corporation

Pirkko Harrela,

Vice President, Corporate Communications

DISTRUBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations